UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2006
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                       Ship Finance International Limited
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                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X] Form 40-F [ ]
                           --------      --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]
                                -------- --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    --------

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company") dated April 11, 2006 relating to the Appointment of Lars Solbakken as its Chief Executive Officer.

                                    Exhibit 1

Ship Finance International Limited

Ship Finance International Limited ("Ship Finance" or "Company") has employed Lars Solbakken as its Chief Executive Officer ("CEO"). Mr. Solbakken is 48 years old and is currently employed by Fortis Bank. Mr. Solbakken is, in his current position, the general manager of Fortis Bank in Norway and is responsible for the bank's shipping and oil service activities in Scandinavia.

From 1987 to 1997 Mr. Solbakken served in several positions in Nordea Bank Norge ASA (previously Christiania Bank). He was senior vice president and deputy for the shipping, offshore and aviation group, head of equity issues and merger & acquisition activities and general manager for the Seattle Branch. Prior to joining Nordea Bank Norge ASA, Mr. Solbakken worked 5 years in Wilh. Wilhelmsen ASA as finance manager. Mr. Solbakken has a master of science from the Norwegian School of Economics and Business Administration.

Mr. Solbakken is expected to take up his position with Ship Finance during the second quarter of 2006.

Chairman in Ship Finance Tor Olav Tr0im said in a comment:" We are very pleased to have recruited Mr. Solbakken to become the new CEO. His broad international background as a senior banker and his very good reputation in the shipping market secures our Company a top professional CEO, highly qualified to develop and execute the Company's growth strategy."


Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

February 17, 2006
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Tor Olav Troim: Director, Ship Finance International Limited
+44 7734 976 575

Oscar Spieler: Chief Executive Officer, Frontline Management AS
+47 23 11 40 79

Tom Jebsen, Chief Financial Officer, Ship Finance International Limited +47 23 11 40 21

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                       Ship Finance International Limited.
                                       -----------------------------------
                                       (Registrant)




Date  April 11, 2006                   By  /s/ Tom E. Jebsen
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                                           Tom E. Jebsen
                                           Chief Financial Officer

SK 23153 0001 660606